Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2023, the Condensed Consolidated Statement of Comprehensive Income for the three months and nine months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the nine months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at December 31, 2023, its consolidated profit and its consolidated total comprehensive income for the three months and nine months ended on that date, its consolidated changes in equity and its consolidated cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Emphasis of Matter

As described in note 2.6.2 to the interim condensed consolidated financial statements, certain costs relating to possible damages or claims relating to a cybersecurity incident in a subsidiary are indeterminable as at the date of this report because of reasons stated in the note. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 11, 2024	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 24039826BKCOCP8167

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and nine months ended December 31, 2023

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Comprehensive Income
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and Intangible Assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP)
2.12 Income Taxes
2.13 Basic and diluted shares used in computing earnings per equity share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Equity
2.19 Break-up of expenses and other income, net

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	December 31, 2023	March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	2.1	13,645	12,173
Current investments	2.2	7,974	6,909
Trade receivables		30,618	25,424
Unbilled revenue	2.17	13,227	15,289
Prepayments and other current assets	2.4	11,609	10,979
Income tax assets	2.12	173	6
Derivative financial instruments	2.3	75	101
Total current assets		77,321	70,881
Non-current assets
Property, plant and equipment	2.7	12,870	13,793
Right-of-use assets	2.8	6,892	6,882
Goodwill	2.9	7,435	7,248
Intangible assets		1,508	1,749
Non-current investments	2.2	11,270	12,569
Unbilled revenue	2.17	1,677	1,449
Deferred income tax assets	2.12	702	1,245
Income tax assets	2.12	6,851	6,453
Other non-current assets	2.4	3,340	3,547
Total non-current assets		52,545	54,935
Total assets		129,866	125,816
LIABILITIES AND EQUITY
Current liabilities
Trade payables		3,825	3,865
Lease liabilities	2.8	2,074	1,242
Derivative financial instruments	2.3	144	78
Current income tax liabilities	2.12	4,019	3,384
Unearned revenue		7,674	7,163
Employee benefit obligations		2,717	2,399
Provisions	2.6	1,827	1,307
Other current liabilities	2.5	16,649	19,748
Total current liabilities		38,929	39,186
Non-current liabilities
Lease liabilities	2.8	6,670	7,057
Deferred income tax liabilities	2.12	942	1,220
Employee benefit obligations		90	83
Other non-current liabilities	2.5	2,785	2,475
Total non-current liabilities		10,487	10,835
Total liabilities		49,416	50,021
Equity
Share capital - 5 par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,139,198,089 (4,136,387,925) equity shares fully paid up, net of 11,249,465 (12,172,119) treasury shares as at December 31, 2023 (March 31, 2023)	2.18	2,070	2,069
Share premium		1,453	1,065
Retained earnings		61,826	60,063
Cash flow hedge reserves		(22)	(5)
Other reserves		11,855	10,014
Capital redemption reserve		169	169
Other components of equity		2,719	2,032
Total equity attributable to equity holders of the Company		80,070	75,407
Non-controlling interests		380	388
Total equity		80,450	75,795
Total liabilities and equity		129,866	125,816

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the		Three months ended December 31,		Nine months ended December 31,
	Note	2023	2022	2023	2022
Revenues	2.16	38,821	38,318	115,748	109,326
Cost of sales	2.19	27,253	26,561	80,666	76,342
Gross profit		11,568	11,757	35,082	32,984
Operating expenses
Selling and marketing expenses	2.19	1,700	1,611	5,238	4,591
Administrative expenses	2.19	1,907	1,904	5,718	5,365
Total operating expenses		3,607	3,515	10,956	9,956
Operating profit		7,961	8,242	24,126	23,028
Other income, net	2.19	789	769	1,982	2,030
Finance cost		131	80	360	202
Profit before income taxes		8,619	8,931	25,748	24,856
Income tax expense	2.12	2,506	2,345	7,474	6,882
Net profit		6,113	6,586	18,274	17,974
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		71	29	94	(17)
Equity instruments through other comprehensive income, net	2.2	(9)	1	31	8
		62	30	125	(9)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(46)	(57)	(17)	(43)
Exchange differences on translation of foreign operations		436	676	457	715
Fair value changes on investments, net	2.2	52	48	107	(298)
		442	667	547	374
Total other comprehensive income/(loss), net of tax		504	697	672	365
Total comprehensive income		6,617	7,283	18,946	18,339
Profit attributable to:
Owners of the Company		6,106	6,586	18,264	17,967
Non-controlling interests		7	-	10	7
		6,113	6,586	18,274	17,974
Total comprehensive income attributable to:
Owners of the Company		6,605	7,268	18,934	18,322
Non-controlling interests		12	15	12	17
		6,617	7,283	18,946	18,339
Earnings per equity share
Equity shares of par value 5/- each
Basic (in per share)		14.76	15.72	44.13	42.85
Diluted (in per share)		14.74	15.70	44.08	42.79
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.13	4,138,963,794	4,190,550,470	4,138,282,170	4,192,969,201
Diluted (in shares)	2.13	4,143,565,697	4,195,924,920	4,143,506,821	4,199,312,062

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Statement of Changes in Equity	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2022	4,193,012,929	2,098	827	62,423	8,339	139	1,522	2	75,350	386	75,736
Impact on adoption of amendment to IAS 37##	–	–	–	(19)	–	–	–	–	(19)	–	(19)
	4,193,012,929	2,098	827	62,404	8,339	139	1,522	2	75,331	386	75,717
Changes in equity for the nine months ended December 31, 2022
Net profit	–	–	–	17,967	–	–	–	–	17,967	7	17,974
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	(17)	–	(17)	–	(17)
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	–	(43)	(43)	–	(43)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	705	–	705	10	715
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	8	–	8	–	8
Fair value changes on investments, net*	–	–	–	–	–	–	(298)	–	(298)	–	(298)
Total comprehensive income for the period	–	–	–	17,967	–	–	398	(43)	18,322	17	18,339
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,499,692	1	22	–	–	–	–	–	23	–	23
Buyback of equity shares (Refer to note 2.18)**	(25,164,000)	(13)	(332)	(5,820)	–	–	–	–	(6,165)	–	(6,165)
Transaction cost relating to buyback*	–	–	(17)	(1)	–	–	–	–	(18)	–	(18)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(11)	–	11	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	382	–	–	–	–	–	382	–	382
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	49	–	–	–	–	–	49	–	49
Transfer on account of options not exercised	–	–	(2)	2	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,575)	2,575	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	869	(869)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(22)	(22)
Dividends#	–	–	–	(13,632)	–	–	–	–	(13,632)	–	(13,632)
Balance as at December 31, 2022	4,170,348,621	2,086	929	59,203	10,045	150	1,920	(41)	74,292	381	74,673
Balance as at April 1, 2023	4,136,387,925	2,069	1,065	60,063	10,014	169	2,032	(5)	75,407	388	75,795
Changes in equity for the nine months ended December 31, 2023
Net profit	–	–	–	18,264	–	–	–	–	18,264	10	18,274
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	94	–	94	–	94
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	31	–	31	–	31
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	(17)	(17)	–	(17)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	455	–	455	2	457
Fair value changes on investments, net*	–	–	–	–	–	–	107	–	107	–	107
Total comprehensive income for the period	–	–	–	18,264	–	–	687	(17)	18,934	12	18,946
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,810,164	1	3	–	–	–	–	–	4	–	4
Transferred on account of options not exercised	–	–	(32)	32	–	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	417	–	–	–	–	–	417	–	417
Transferred to other reserves	–	–	–	(2,326)	2,326	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	485	(485)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(2)	(2)
Buyback of shares pertaining to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(18)	(18)
Dividends#	–	–	–	(14,692)	–	–	–	–	(14,692)	–	(14,692)
Balance as at December 31, 2023	4,139,198,089	2,070	1,453	61,826	11,855	169	2,719	(22)	80,070	380	80,450

*	net of tax

**	Including tax on buyback of 1,165 crore for the nine months ended December 31, 2022.

#	net of treasury shares

##	Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	excludes treasury shares of 11,249,465 as at December 31, 2023, 12,172,119 as at April 1, 2023, 12,568,222 as at December 31, 2022, and 13,725,712 as at April 1, 2022, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Nine months ended December 31,
	Note	2023	2022
Operating activities:
Net Profit		18,274	17,974
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		3,515	3,104
Income tax expense	2.12	7,474	6,882
Finance cost		360	202
Interest income		(790)	(847)
Exchange differences on translation of assets and liabilities, net		129	373
Impairment loss recognised/(reversed) under expected credit loss model		219	197
Stock compensation expense		426	386
Provision for post sale client support		203	200
Other adjustments		1,095	489
Changes in working capital
Trade receivables and unbilled revenue		(3,555)	(7,350)
Prepayments and other assets		(683)	(2,498)
Trade payables		(39)	644
Unearned revenue		511	789
Other liabilities and provisions		(1,513)	2,474
Cash generated from operations		25,626	23,019
Income taxes paid		(7,146)	(6,615)
Net cash generated by operating activities		18,480	16,404
Investing activities:
Expenditure on property, plant and equipment and intangibles		(1,647)	(1,805)
Deposits placed with corporation		(737)	(904)
Redemption of deposits placed with corporation		628	671
Interest received		750	777
Payment for acquisition of business, net of cash acquired		–	(910)
Payment of contingent consideration pertaining to acquisition of business		(101)	(60)
Escrow and other deposits pertaining to Buyback		–	(592)
Payments to acquire Investments
- Quoted debt securities		(337)	(1,831)
- Liquid mutual fund units		(53,255)	(54,567)
- Certificates of deposit		(4,219)	(6,794)
- Commercial paper		(4,804)	(2,338)
- Other investments		(11)	(18)
Proceeds on sale of investments
- Other investments		18	99
- Quoted debt securities		1,429	2,190
- Liquid mutual fund units		52,238	53,546
- Certificates of deposit		5,981	7,605
- Commercial paper		3,599	1,300
Other receipts		128	57
Net cash (used)/generated in investing activities		(340)	(3,574)
Financing activities:
Payment of lease liabilities		(1,448)	(866)
Payment of dividends		(14,695)	(13,633)
Payment of dividends to non-controlling interests of subsidiary		(2)	(22)
Other payments		(528)	(360)
Other receipts		2	121
Payment towards buyback of shares pertaining to non controlling interest of subsidiary		(18)	–
Buyback of equity shares including transaction costs and tax on buyback		–	(3,928)
Shares issued on exercise of employee stock options		4	23
Net cash used in financing activities		(16,685)	(18,665)
Net increase/(decrease) in cash and cash equivalents		1,455	(5,835)
Effect of exchange rate changes on cash and cash equivalents		17	(50)
Cash and cash equivalents at the beginning of the period	2.1	12,173	17,472
Cash and cash equivalents at the end of the period	2.1	13,645	11,587
Supplementary information:
Restricted cash balance	2.1	376	384

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024

INFOSYS LIMITED AND SUBSIDIARIES

Overview and Notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru -560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on January 11, 2024.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, ("IASB") under the historical cost convention on accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s consolidated financial statements under IFRS in Indian rupee for the year ended March 31, 2023. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The material accounting policy information used in preparation of the audited condensed consolidated interim financial statements have been discussed in the respective notes.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from a fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by Management. (Refer to Note 2.10 and 2.9.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to note 2.9.1)

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IFRS 16 Leases	Lease Liability in a Sale and Leaseback
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments	Disclosure regarding supplier finance arrangements
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates	Lack of Exchangeability

Amendments to IFRS 16

On September 22, 2022, International Accounting Standards Board (IASB) has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. The Group does not expect this amendment to have any significant impact in its financial statements.

Amendments to IAS 7 and IFRS 7

On May 25, 2023 IASB has issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosure which requires entities to disclose information that enables users of financial statement to assess how supplier finance arrangements affect its liabilities and cash flows and to understand the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2024, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 21

On August 15, 2023, IASB has issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, Lack of Exchangeability that will require companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments specify when a currency is exchangeable into another currency and when it is not and specify how an entity determines the exchange rate to apply when a currency is not exchangeable.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2025, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Cash and bank deposits	13,645	10,026
Deposits with financial institutions	–	2,147
Total Cash and cash equivalents	13,645	12,173

Cash and cash equivalents as at December 31, 2023 and March 31, 2023 include restricted cash and bank balances of 376 crore and 362 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
(i) Current Investments
Amortized Cost
Quoted debt securities	–	150
Fair Value through profit or loss
Liquid mutual fund units	2,138	975
Fair Value through other comprehensive income
Quoted Debt Securities	1,882	1,468
Commercial Papers	2,045	742
Certificate of Deposit	1,909	3,574
Total current investments	7,974	6,909
(ii) Non-current Investments
Amortized Cost
Quoted debt securities	1,762	1,770
Fair Value through other comprehensive income
Quoted debt securities	8,673	10,032
Quoted equity securities	137	-
Unquoted equity and preference securities	81	196
Fair Value through profit or loss
Target maturity fund units	422	402
Others(1)	195	169
Total non-current investments	11,270	12,569

Total investments	19,244	19,478
Investments carried at amortized cost	1,762	1,920
Investments carried at fair value through other comprehensive income	14,727	16,012
Investments carried at fair value through profit or loss	2,755	1,546

(1)	Uncalled capital commitments outstanding as at December 31, 2023 and March 31, 2023 was 81 crore and 92 crore, respectively.

Refer to note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2023	March 31, 2023
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	2,138	975
Target maturity fund units - carried at fair value through profit or loss	Quoted price	422	402
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	1,947	2,148
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	10,555	11,500
Commercial papers- carried at fair value through other comprehensive income	Market observable inputs	2,045	742
Certificates of deposit- carried at fair value through other comprehensive income	Market observable inputs	1,909	3,574
Quoted equity securities carried at fair value through other comprehensive income	Quoted price	137	-
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	81	196
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	195	169
Total		19,429	19,706

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the interim consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the interim consolidated statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in the interim consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2023 were as follows:

(In crore)

(In crore)
Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	13,645	–	–	–	–	13,645	13,645
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	2,138	–	–	2,138	2,138
Target maturity fund units	–	–	422	–	–	422	422
Quoted debt securities	1,762	–	–	–	10,555	12,317	12,502 (1)
Commercial Papers	–	–	–	–	2,045	2,045	2,045
Certificates of deposit	–	–	–	–	1,909	1,909	1,909
Unquoted equity and preference securities	–	–	–	81	–	81	81
Quoted equity securities	–	–	–	137	–	137	137
Unquoted investment others	–	–	195	–	–	195	195
Trade receivables	30,618	–	–	–	–	30,618	30,618
Unbilled revenues (Refer to note 2.17)(3)	8,807	–	–	–	–	8,807	8,807
Prepayments and other assets (Refer to note 2.4)	5,525	–	–	–	–	5,525	5,470 (2)
Derivative financial instruments	–	–	62	–	13	75	75
Total	60,357	–	2,817	218	14,522	77,914	78,044
Liabilities:
Trade payables	3,825	–	–	–	–	3,825	3,825
Lease liabilities (Refer to note 2.8)	8,744	–	–	–	–	8,744	8,744
Derivative financial instruments	–	–	114	–	30	144	144
Financial liability under option arrangements (Refer to note 2.5)	–	–	648	–	–	648	648
Other liabilities including contingent consideration (Refer to note 2.5)	14,892	–	–	–	–	14,892	14,892
Total	27,461	–	762	–	30	28,253	28,253

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 55 crore

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2023 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	12,173	–	–	–	–	12,173	12,173
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Quoted debt securities	1,920	–	–	–	11,500	13,420	13,648 (1)
Commercial Paper	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Unquoted equity and preference securities	–	–	–	196	–	196	196
Unquoted investments others	–	–	169	–	–	169	169
Trade receivables	25,424	–	–	–	–	25,424	25,424
Unbilled revenue (Refer to note 2.17)(3)	9,502	–	–	–	–	9,502	9,502
Prepayments and other assets (Refer to note 2.4)	5,127	–	–	–	–	5,127	5,043 (2)
Derivative financial instruments	–	–	69	–	32	101	101
Total	54,146	–	1,615	196	15,848	71,805	71,949
Liabilities:
Trade payables	3,865	–	–	–	–	3,865	3,865
Lease liabilities (Refer to note 2.8)	8,299	–	–	–	–	8,299	8,299
Derivative financial instruments	–	–	64	–	14	78	78
Financial liability under option arrangements (Refer to note 2.5)	–	–	600	–	–	600	600
Other liabilities including contingent consideration (Refer to note 2.5)	17,359	–	97	–	–	17,456	17,456
Total	29,523	–	761	–	14	30,298	30,298

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 84 crore

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables and other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2023 is as follows:

(In crore)

Particulars	As at December 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	2,138	2,138	–	–
Investments in target maturity fund units	422	422	–	–
Investments in quoted debt securities	12,502	11,460	1,042	–
Investments in unquoted equity and preference securities	81	–	–	81
Investments in quoted equity securities	137	137	–	–
Investments in certificates of deposit	1,909	–	1,909	–
Investments in commercial papers	2,045	–	2,045	–
Investments in unquoted investments others	195	–	–	195
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	75	–	75	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	144	–	144	–
Financial liability under option arrangements (Refer to note 2.5)(1)	648	–	–	648

(1)	Discount rate ranges from 10% to 17%

During the nine months ended December 31, 2023, quoted debt securities of 1,679 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 147 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 was as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.2)
Investments in liquid mutual fund units	975	975	–	–
Investments in target maturity fund units	402	402	–	–
Investments in quoted debt securities	13,648	10,701	2,947	–
Investments in unquoted equity and preference securities	196	–	–	196
Investments in certificates of deposit	3,574	–	3,574	–
Investments in commercial papers	742	–	742	–
Investments in unquoted investments others	169	–	–	169
Others
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	78	–	78	–
Financial liability under option arrangements (Refer to note 2.5)(1)	600	–	–	600
Liability towards contingent consideration (Refer to note 2.5)(1)	97	–	–	97

(1)	Discount rate ranges from 10% to 15%

During the year ended March 31, 2023, quoted debt securities of 383 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, quoted debt securities, certificates of deposit, commercial paper, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Current
Rental deposits(1)	57	32
Security deposits(1)	11	10
Loans to employees(1)	238	289
Prepaid expenses(2)	3,630	2,745
Interest accrued and not due(1)	383	488
Withholding taxes and others(2)	2,961	3,268
Advance payments to vendors for supply of goods(2)	78	202
Deposit with corporations(1)(3)	2,535	2,348
Deferred contract cost(2)
Cost of obtaining a contract (2)(4)	256	853
Cost of fulfillment (2)	331	175
Net investment in sublease of right of use asset(1)	6	53
Other non financial assets (2)	221	261
Other financial assets(1)	902	255
Total Current prepayment and other assets	11,609	10,979
Non-current
Loans to employees(1)	35	39
Deposit with corporations(1)(3)	18	96
Rental deposits(1)	224	240
Security deposits(1)	47	47
Withholding taxes and others(2)	685	684
Deferred contract cost(2)
Cost of obtaining a contract (2)(4)	147	191
Cost of fulfillment (2)	717	652
Prepaid expenses(2)	346	332
Net investment in sublease of right of use asset(1)	4	305
Defined benefit plan assets(2)	32	36
Other non financial assets(2)	20	–
Other financial assets(1)	1,065	925
Total Non- current prepayment and other assets	3,340	3,547
Total prepayment and other assets	14,949	14,526
(1) Financial assets carried at amortized cost	5,525	5,127

(2)	Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat/VAT recoverable from Government of India.

(3)	Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

(4)	Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at December 31, 2023, the financial liability pertaining to such arrangements amounts to 356 crore. (Refer to note 2.5)

2.5 Other liabilities

Other liabilities comprise the following:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Current
Accrued compensation to employees(1)	3,774	4,174
Accrued expenses(1)	7,763	7,802
Withholding taxes and others(3)	3,506	3,632
Retention money(1)	19	20
Liabilities of controlled trusts(1)	211	211
Deferred income - government grants(3)	6	29
Accrued defined benefit liability (3)	5	4
Liability towards contingent consideration(2)	–	97
Capital Creditors(1)	221	674
Other non-financial liabilities (3)	–	2
Other financial liabilities(1)(4)	593	2,503
Financial liability under option arrangements(2)#	551	600
Total current other liabilities	16,649	19,748
Non-current
Accrued expenses(1)	2,204	1,628
Accrued defined benefit liability (3)	296	445
Accrued compensation to employees(1)	13	5
Deferred income - government grants(3)	69	43
Deferred income(3)	5	6
Other financial liabilities(1)(4)	94	342
Financial liability under option arrangements(2)#	97	–
Other non-financial liabilities(3)	7	6
Total non-current other liabilities	2,785	2,475
Total other liabilities	19,434	22,223
(1) Financial liability carried at amortized cost	14,892	17,359
(2) Financial liability carried at fair value through profit or loss	648	697

(3)	Non financial liabilities

(4)	Deferred contract cost (Refer to note 2.4) includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at December 31, 2023, the financial liability pertaining to such arrangements amounts to 356 crore.

# Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance and cost of third party software and hardware.

2.6 Provisions and other contingencies

Accounting Policy

2.6.1 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post sales client support and other provisions

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Post sales client support and other provisions	1,827	1,307
Total provisions	1,827	1,307

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the interim consolidated statement of comprehensive income.

As at December 31, 2023 and March 31, 2023 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities - Refer to note 2.12) amounted to 759 crore and 700 crore, respectively.

2.6.2 McCamish Cybersecurity incident

In November 2023, Infosys McCamish Systems (McCamish) a step down subsidiary of Infosys Limited experienced a cybersecurity incident resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems.

Loss of contracted revenues and costs incurred with respect to remediations, restoration, communication efforts and others amounted to approximately 250 crore ($30 million).

Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. On the basis of analysis conducted by the cybersecurity firm, McCamish believes that certain data was exfiltrated by unauthorized third parties during the incident and this exfiltrated data included certain customer data. McCamish has engaged a third-party e- discovery vendor in assessing the extent and nature of such data. This review process is ongoing. McCamish may incur additional costs including indemnities or damages/claims, which are indeterminable at this time.

Infosys had previously communicated the occurence of this cybersecurity incident to BSE Limited, National Stock Exchange of India Limited, New York Stock Exchange and to United States Securities and Exchange Commission on November 3, 2023.

2.6.3 Legal proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the interim condensed consolidated statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the consolidated statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2023 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2023	1,429	11,527	5,201	8,496	3,421	45	30,119
Additions	1	4	40	203	7	1	256
Deletions**	–	(55)	(43)	(222)	(65)	(1)	(386)
Translation difference	–	22	5	20	15	–	62
Gross carrying value as at December 31, 2023	1,430	11,498	5,203	8,497	3,378	45	30,051
Accumulated depreciation as at October 1, 2023	–	(4,749)	(4,040)	(6,132)	(2,614)	(42)	(17,577)
Depreciation	–	(114)	(114)	(340)	(97)	(1)	(666)
Accumulated depreciation on deletions**	–	55	43	218	64	1	381
Translation difference	–	(6)	(4)	(13)	(13)	–	(36)
Accumulated depreciation as at December 31, 2023	–	(4,814)	(4,115)	(6,267)	(2,660)	(42)	(17,898)
Capital work-in progress as at October 1, 2023							637
Carrying value as at October 1, 2023	1,429	6,778	1,161	2,364	807	3	13,179
Capital work-in progress as at December 31, 2023							717
Carrying value as at December 31, 2023	1,430	6,684	1,088	2,230	718	3	12,870

The changes in the carrying value of property, plant and equipment for the three months ended December 31, 2022 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2022	1,429	11,328	5,050	8,897	3,328	44	30,076
Additions	–	165	132	348	120	–	765
Deletions*	–	–	(7)	(393)	(18)	–	(418)
Translation difference	–	37	9	43	25	–	114
Gross carrying value as at December 31, 2022	1,429	11,530	5,184	8,895	3,455	44	30,537
Accumulated depreciation as at October 1, 2022	–	(4,308)	(3,864)	(6,360)	(2,587)	(38)	(17,157)
Depreciation	–	(109)	(119)	(343)	(93)	(1)	(665)
Accumulated depreciation on deletions*	–	–	7	392	17	–	416
Translation difference	–	(8)	(8)	(28)	(20)	–	(64)
Accumulated depreciation as at December 31, 2022	–	(4,425)	(3,984)	(6,339)	(2,683)	(39)	(17,470)
Capital work-in progress as at October 1, 2022							483
Carrying value as at October 1, 2022	1,429	7,020	1,186	2,537	741	6	13,402
Capital work-in progress as at December 31, 2022							350
Carrying value as at December 31, 2022	1,429	7,105	1,200	2,556	772	5	13,417

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2023 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2023	1,429	11,562	5,169	8,519	3,365	45	30,089
Additions	1	13	148	586	118	1	867
Deletions**	–	(55)	(113)	(622)	(111)	(1)	(902)
Translation difference	–	(22)	(1)	14	6	–	(3)
Gross carrying value as at December 31, 2023	1,430	11,498	5,203	8,497	3,378	45	30,051
Accumulated depreciation as at April 1, 2023	–	(4,535)	(3,877)	(5,826)	(2,465)	(40)	(16,743)
Depreciation	–	(339)	(349)	(1,051)	(297)	(3)	(2,039)
Accumulated depreciation on deletions**	–	55	112	617	107	1	892
Translation difference	–	5	(1)	(7)	(5)	–	(8)
Accumulated depreciation as at December 31, 2023	–	(4,814)	(4,115)	(6,267)	(2,660)	(42)	(17,898)
Capital work-in progress as at April 1, 2023							447
Carrying value as at April 1, 2023	1,429	7,027	1,292	2,693	900	5	13,793
Capital work-in progress as at December 31, 2023							717
Carrying value as at December 31, 2023	1,430	6,684	1,088	2,230	718	3	12,870

** During the three months and nine months ended December 31, 2023, certain assets which were not in use having gross book value of 137 crore (net book value: Nil) and 594 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2022 are as follows:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	11,224	4,950	8,527	3,201	44	29,375
Additions - Business Combination (Refer to Note 2.10)	–	–	5	6	3	–	14
Additions	–	308	267	1,016	283	1	1,875
Deletions*	–	–	(43)	(686)	(49)	(1)	(779)
Translation difference	–	(2)	5	32	17	–	52
Gross carrying value as at December 31, 2022	1,429	11,530	5,184	8,895	3,455	44	30,537
Accumulated depreciation as at April 1, 2022	–	(4,100)	(3,677)	(6,034)	(2,452)	(37)	(16,300)
Depreciation	–	(325)	(345)	(968)	(266)	(3)	(1,907)
Accumulated depreciation on deletions*	–	–	42	685	49	1	777
Translation difference	–	–	(4)	(22)	(14)	–	(40)
Accumulated depreciation as at December 31, 2022	–	(4,425)	(3,984)	(6,339)	(2,683)	(39)	(17,470)
Capital work-in progress as at April 1, 2022							504
Carrying value as at April 1, 2022	1,429	7,124	1,273	2,493	749	7	13,579
Capital work-in progress as at December 31, 2022							350
Carrying value as at December 31, 2022	1,429	7,105	1,200	2,556	772	5	13,417

* During the three months and nine months ended December 31, 2022, certain assets which were not in use having gross book value of 275 crore (net book value: Nil) and 504 crore (net book value: Nil), respectively were retired.

The aggregate depreciation expense is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

Repairs and maintenance costs are recognized in the interim condensed consolidated statement of comprehensive income when incurred.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to 727 crore and 959 crore as at December 31, 2023 and March 31, 2023, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2023	616	3,811	15	2,508	6,950
Additions*	–	7	5	521	533
Deletions	(10)	(49)	(1)	(133)	(193)
Impairment#	–	(88)	–	–	(88)
Depreciation	(1)	(180)	(2)	(223)	(406)
Translation difference	2	26	1	67	96
Balance as of December 31, 2023	607	3,527	18	2,740	6,892

* Net of adjustments on account of modifications

# included under other expenses. Refer note 2.19

Following are the changes in the carrying value of right-of-use assets for the three months ended December 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2022	622	3,843	14	1,146	5,625
Additions*	–	133	2	1,010	1,145
Deletions	–	(10)	–	(97)	(107)
Depreciation	(1)	(170)	(2)	(162)	(335)
Translation difference	3	51	1	97	152
Balance as of December 31, 2022	624	3,847	15	1,994	6,480

* Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2023	623	3,896	15	2,348	6,882
Additions*	–	333	10	1,496	1,839
Deletions	(10)	(89)	(1)	(540)	(640)
Impairment#	–	(88)	–	–	(88)
Depreciation	(5)	(543)	(7)	(617)	(1,172)
Translation difference	(1)	18	1	53	71
Balance as of December 31, 2023	607	3,527	18	2,740	6,892

* Net of adjustments on account of modifications and lease incentives

# included under other expenses. Refer note 2.19

Following are the changes in the carrying value of right-of-use assets for the nine months ended December 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2022	628	3,711	16	468	4,823
Additions*	–	619	6	2,004	2,629
Deletions	–	(12)	–	(250)	(262)
Depreciation	(4)	(500)	(7)	(320)	(831)
Translation difference	–	29	–	92	121
Balance as of December 31, 2022	624	3,847	15	1,994	6,480

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included in cost of sales in the interim condensed consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of December 31, 2023 and March 31, 2023:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Current lease liabilities	2,074	1,242
Non-current lease liabilities	6,670	7,057
Total	8,744	8,299

2.9 Goodwill and Intangible assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Carrying value at the beginning	7,248	6,195
Goodwill on acquisitions	–	630
Translation differences	187	423
Carrying value at the end	7,435	7,248

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.9.2 Intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.10 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Interim Condensed Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Proposed acquisition

On January 11, 2024, Infosys Limited entered into a definitive agreement to acquire 100% of the equity share capital in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India, for a consideration including earn-outs, and management incentives and retention bonuses totalling up to 280 crore (approximately $34 million) , subject to customary closing adjustments.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the interim condensed consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 11,249,465 and 12,172,119 shares as at December 31, 2023 and March 31, 2023, respectively under the 2015 plan, out of which 200,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2023 and March 31, 2023.

The following is the summary of grants made during the three months and nine months ended December 31, 2023 and December 31, 2022:

	2019 Plan				2015 Plan
Particulars	Three months ended December 31,		Nine months ended December 31,		Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Equity settled RSUs
Key Management Personnel (KMP)	35,990	–	114,271	176,893	88,040	–	421,636	287,325
Employees other than KMP	464,260	3,814	464,260	374,774	1,169,660	48,050	1,197,940	48,050
	500,250	3,814	578,531	551,667	1,257,700	48,050	1,619,576	335,375
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	7,950	–	7,950	–
	–	–	–	–	7,950	–	7,950	–
Total Grants	500,250	3,814	578,531	551,667	1,265,650	48,050	1,627,526	335,375

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 2,72,026 performance based RSU’s were granted effective May 2, 2023.

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 15,656 performance based RSU’s were granted effective May 2, 2023.

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2024 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 39,140 performance based RSU’s were granted effective May 2, 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of December 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments. The grant date for this purpose in accordance with IFRS 2, Share based payments is July 1, 2022.

Under the 2019 plan:

The Board, on April 13, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2024 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 78,281 performance based RSU’s were granted effective May 2, 2023.

Other KMP

Under the 2015 plan:

During the nine months ended December 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 88,040 time based RSUs and 6,774 performance based RSUs to other KMP under the 2015 plan. The time based RSUs will vest over three years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 plan:

During the nine months ended December 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 35,990 RSUs to other KMP under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Granted to:
KMP	14	–	51	41
Employees other than KMP	133	117	375	345
Total (1)	147	117	426	386
(1) Cash settled stock compensation expense included in the above	2	5	9	4

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU
Weighted average share price () / ($ ADS)	1,321	16.41	1,525	18.08
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-31	25-33	23-32	27-34
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	5-7	2-5
Weighted average fair value as on grant date () / ($ ADS)	1,151	14.31	1,210	13.69

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/Stock option.

2.12 Income Taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Interim Condensed Consolidated Statement of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the interim consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Current taxes
Domestic taxes	1,858	1,598	5,325	5,142
Foreign taxes	561	597	1,891	1,885
	2,419	2,195	7,216	7,027
Deferred taxes
Domestic taxes	174	242	548	267
Foreign taxes	(87)	(92)	(290)	(412)
	87	150	258	(145)
Income tax expense	2,506	2,345	7,474	6,882

Income tax expense for the three months ended December 31, 2023 and December 31, 2022 includes reversal (net of provisions) of 64 crores and 76 crores, respectively. Income tax expense for the nine months ended December 31, 2023 and December 31, 2022 includes reversal (net of provisions) of 136 crores and 36 crores, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and nine months ended December 31, 2023 and December 31, 2022 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at December 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,307 crore. As at March 31, 2023, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,062 crore.

The amount paid to statutory authorities against the tax claims amounted to 6,275 crore and 6,528 crore as at December 31, 2023 and March 31, 2023, respectively.

The claims against the group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Basic and diluted shares used in computing earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer to note 2.14 "Related party transactions" in the Company’s 2023 Consolidated financial statements under IFRS in Indian rupee for the full names and other details of the Company's subsidiaries and controlled trusts.

During the nine months ended December 31, 2023, the following are the changes in the subsidiaries.

-         Infosys Americas Inc., (Infosys Americas) a Wholly-owned subsidiary of Infosys Limited is liquidated effective July 14, 2023.

-         oddity GmbH renamed as WongDoody GmbH.

-         On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).

-         On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in Danske IT and Support Services India Private Limited (“Danske IT”).

-         Infosys BPM Canada Inc, a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on August 11, 2023.

-         Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023.

-         oddity Code d.o.o renamed as WongDoody d.o.o

-         On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V.

Change in key management personnel

The following are the changes in the key management personnel:

Independent directors:

-         Helene Auriol Potier (appointed as independent director effective May 26, 2023)

-         Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Executive Officers:

-         Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the company)

-         Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

-         Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Transactions with key management personnel

The table below describes the related party transactions with key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers(1)(2)	24	12	82	86
Commission and other benefits to non-executive/ independent directors	4	5	12	12
Total	28	17	94	98

(1)	Total employee stock compensation expense for the three months ended December 31, 2023 and December 31, 2022, includes a charge of 14 crore and less than a crore respectively, towards key management personnel. For the nine months ended December 31, 2023 and December 31, 2022, includes a charge of 51 crore and 41 crore respectively, towards key management personnel. (Refer to note 2.11).

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.15 Segment reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business segments

Three months ended December 31, 2023 and December 31, 2022

(In crore)

Particulars	Financial Services(1)*	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	10,783	5,649	4,421	5,121	5,786	2,985	2,954	1,122	38,821
	11,235	5,480	4,710	4,957	5,099	3,095	2,695	1,047	38,318
Identifiable operating expenses	6,504	2,974	2,781	2,751	3,787	1,745	1,703	675	22,920
	6,549	2,837	2,858	2,594	3,206	1,786	1,580	746	22,156
Allocated expenses	2,019	960	780	920	889	482	485	229	6,764
	2,008	997	810	906	858	496	431	289	6,795
Segment Profit	2,260	1,715	860	1,450	1,110	758	766	218	9,137
	2,678	1,646	1,042	1,457	1,035	813	684	12	9,367
Unallocable expenses									1,176
									1,125
Operating profit									7,961
									8,242
Other income, net (Refer to note 2.19)									789
									769
Finance cost									131
									80
Profit before income taxes									8,619
									8,931
Income tax expense									2,506
									2,345
Net profit									6,113
									6,586
Depreciation and amortization									1,176
									1,125
Non-cash expenses other than depreciation and amortization									–

Nine months ended December 31, 2023 and December 31, 2022

(In crore)

Particulars	Financial Services(1)*	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	32,149	17,075	13,325	14,966	16,710	9,095	8,753	3,675	115,748
	32,945	15,667	13,675	13,714	13,957	8,878	7,404	3,086	109,326
Identifiable operating expenses	18,740	9,113	8,038	8,121	10,941	5,237	5,077	2,286	67,553
	18,829	8,023	8,488	7,309	9,245	5,225	4,320	2,100	63,539
Allocated expenses	6,025	2,944	2,408	2,754	2,653	1,509	1,410	851	20,554
	5,873	2,883	2,386	2,552	2,500	1,444	1,223	794	19,655
Segment Profit	7,384	5,018	2,879	4,091	3,116	2,349	2,266	538	27,641
	8,243	4,761	2,801	3,853	2,212	2,209	1,861	192	26,132
Unallocable expenses									3,515
									3,104
Operating profit									24,126
									23,028
Other income, net (Refer to note 2.19)									1,982
									2,030
Finance cost									360
									202
Profit before income taxes									25,748
									24,856
Income tax expense									7,474
									6,882
Net profit									18,274
									17,974
Depreciation and amortization									3,515
									3,104
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Includes impact on account of McCamish cybersecurity incident. Refer note 2.6.2.

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2023 and December 31, 2022, respectively.

2.16 Revenue from Operations

Accounting Policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Interim Condensed Consolidated Statement of Comprehensive Income.

Revenues for the three months and nine months ended December 31, 2023 and December 31, 2022 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Revenue from software services	36,767	35,870	109,221	102,375
Revenue from products and platforms	2,054	2,448	6,527	6,951
Total revenue from operations	38,821	38,318	115,748	109,326

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer note 2.15). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and nine months ended December 31, 2023 and December 31, 2022

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Revenues by Geography*
North America	22,911	23,756	69,805	67,881
Europe	10,934	9,895	31,407	27,587
India	920	927	3,048	2,880
Rest of the world	4,056	3,740	11,488	10,978
Total	38,821	38,318	115,748	109,326

* Geographical revenues are based on the domicile of customer.

The percentage of revenue from fixed-price contracts for the three months ended December 31, 2023 and December 31, 2022 is 55% and 53%, respectively. The percentage of revenue from fixed-price contracts for the nine months ended December 31, 2023 and December 31, 2022 is 53% and 52%, respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated statement of balance sheet.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	December 31, 2023	March 31, 2023
Unbilled financial asset (1)	8,807	9,502
Unbilled non financial asset (2)	6,097	7,236
Total	14,904	16,738

(1)	Right to consideration is unconditional and is due only after a passage of time.

(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from Share premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value of equity shares has been classified as share premium. Additionally, share-based compensation recognized in net profit in the interim condensed consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the interim condensed consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

2.18.1 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(In )

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Interim dividend for fiscal 2024	18.00	–	18.00	–
Final dividend for fiscal 2023	–	–	17.50	–
Interim dividend for fiscal 2023	–	16.50	–	16.50
Final dividend for fiscal 2022	–	–	–	16.00

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of 17.50/- per equity share for the financial year ended March 31, 2023. The same was approved by the shareholders at the Annual General Meeting (AGM) of the Company held on June 28, 2023 which resulted in a net cash outflow of 7,242 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on October 12, 2023 declared an interim dividend of 18/- per equity share which resulted in a net cash outflow of 7,450 crore (excluding dividend paid on treasury shares).

2.18.2 Capital allocation policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.18.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 11,249,465 shares and 12,172,119 shares were held by controlled trust, as at December 31, 2023 and March 31, 2023, respectively.

2.19 Break-up of expenses and other income, net

a. Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Comprehensive Income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava, Infosys Green Forum, Danske IT and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Interim Condensed Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

b. The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Employee benefit costs	18,621	18,383	56,088	52,649
Depreciation and amortization	1,176	1,125	3,515	3,104
Travelling costs	283	257	915	776
Cost of technical sub-contractors	3,064	3,343	9,261	10,944
Cost of software packages for own use	540	495	1,504	1,357
Third party items bought for service delivery to clients	3,152	2,567	8,238	6,575
Consultancy and professional charges	124	32	187	96
Communication costs	85	86	262	271
Repairs and maintenance	103	107	333	310
Provision for post-sales client support	35	130	203	200
Others	70	36	160	60
Total	27,253	26,561	80,666	76,342

Selling and marketing expenses

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Employee benefit costs	1,358	1,264	4,125	3,570
Travelling costs	64	64	228	200
Branding and marketing	219	226	717	633
Communication costs	3	3	10	10
Consultancy and professional charges	36	30	106	89
Others	20	24	52	89
Total	1,700	1,611	5,238	4,591

Administrative expenses

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Employee benefit costs	672	625	2,015	1,829
Consultancy and professional charges	344	339	944	1,111
Repairs and maintenance	248	243	747	677
Power and fuel	49	47	150	129
Communication costs	81	94	259	261
Travelling costs	40	39	145	123
Impairment loss recognized/(reversed) under expected credit loss model	13	106	219	197
Rates and taxes	80	74	241	220
Insurance	49	43	155	129
Commission to non-whole time directors	4	4	11	11
Contribution towards Corporate Social Responsibility	137	146	351	320
Others	190	144	481	358
Total	1,907	1,904	5,718	5,365

c. Other income

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Interest income on financial assets carried at amortized cost	258	212	807	664
Interest income on financial assets carried at fair value through other comprehensive income	232	241	689	724
Gain/(loss) on investments carried at fair value through profit or loss	97	46	197	87
Gain/(loss) on investments carried at fair value through other comprehensive income	–	–	–	1
Exchange gains / (losses) on forward and options contracts	(152)	(363)	(89)	(789)
Exchange gains / (losses) on translation of other assets and liabilities	230	552	210	1,153
Others	124	81	168	190
Total	789	769	1,982	2,030

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 11, 2024